

October 18, 2011

Via E-mail
H.W. Bromley
Chief Financial Officer
Bingo.com, Ltd.
Hansa Bank Building, Ground Floor
Landsome Road
AI 2640, The Valley, Anguilla, B.W.I.

      Re: **Bingo.com, Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 22, 2011
              File No. 333-120120-01

Dear Mr. Bromley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please provide us with a copy of the Unibet's Partner Program agreement. Also, since such agreement appears to be material to your ongoing operations, please tell us what consideration was given to filing the Unibet's Partner Program agreement as an exhibit, under Item 601 of Regulation S-K.

Development of the Business, page 5

Bingo.com Domain Name, page 5

2.   We note you disclose the Company had engaged an independent valuation company, Evans & Evans, Inc., to value the remaining 4% Domain Name Purchase payments. Please note that where you rely on the results of a third-party's valuation, that party should be identified in the filing, as you have done, and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please amend your December 31, 2010 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the requirements.

Management's Discussion and Analysis, page 13

Overview, page 13

3.   Please revise your filings to include a more detailed description of the material terms of Unibet's Partner Program agreement. In particular, your disclosures should discuss, but not be limited to, the rights and responsibilities of each party under the agreement and the structure of gaming activities, including compensation to and from Unibet. Also, please discuss, in more detail, your ongoing operations, including the use of the bingo.com domain subsequent to the Unibet Partner Program agreement.

Critical Accounting Policies, page 14

Revenue Recognition, page 14

4.   We note you recognize gaming revenues on the basis of total dollars wagered, including bonus wagered, less commissions on all games and less all winnings payable to the players. Prior to your migration to Unibet's Partner Program, the cost of producing revenue also included bonuses granted on deposits made by players. However, in accordance with ASC Topic 605-50-45-2, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor's income statement, unless and to the extent that both the vendor receives

and identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. In this regard, please tell us how your prior and current accounting methodology complies with ASC Topic 605-50-45-2.

Sources of Revenues and Revenues Recognition, page 15

5. You indicate that you generate revenues from marketing your website to drive players to your website, which under the Unibet's Partner Program provides internet games for money. On page 8, you also indicate that you are not required to hold any internet gambling licenses and are restricted to promoting and marketing your website. In this regard, since you do not hold gaming licenses and Unibet appears to be the sole provider of such games for money, please tell us how you determined that you should continue to recognize gaming revenues. You response should provide us with a detailed description of the revenue and payment structure, as set forth in the Unibet Partner Program agreement, and how it impacts your accounting methodology.

6. Tell us what consideration was given to each of the conditions for reporting revenues gross as a principal versus net as an agent under ASC Topic 605-45-45.

7. On page 43, you indicate that bonus balances were migrated to the Unibet Partner Program and are no longer a contingent liability. If such amounts were migrated to Unibet, please tell why you continue to recognize bonuses wagered within revenues. Your response should provide us with the specific accounting literature you relied upon to arrive at your conclusion.

Results of Operations, page 16

Years Ended December 31, 2010 and 2009, page 16

Cost of producing revenue, page 16

8. You indicate the cost of producing revenue has been assumed by Unibet International Limited, as part of the services provided by them, in exchange for commissions on net revenue. In this regard, please define the term net revenue for us and tell us the commission rate earned by Unibet for providing such services.

General and administrative expenses, page 16

9. Please tell us the reasons that your migration to Unibet's Partner Program has reduced your cost of the development of the bingo.com website.

Financial Statements

Consolidated Statements of Operations, page 22

10.   Gains and losses from the disposal of long lived assets should be included within
      operating income (expenses). In this regard, please reclassify to present losses on
      disposal of equipment as an operating expense. Refer to ASC Topic 360-10-45-5 for
      guidance.

11.   Based on your income statement presentation, it appears that you recognized $193,051
      related to the reversal of progressive jackpots provision and $177,832 related to profits
      from the sale of subsidiaries. However, the presentation of these amounts, in Note 2(n),
      appears to be reversed. Please revise accordingly.

12.   We note the reversal of your progressive jackpots provision appears to be based on the
      early adoption of FASB issued ASU No. 2010-16. However, please tell us how your
      accounting methodology complies with ASC Topic 924-605-55-2. In particular, such
      guidance indicates that whereby some entities cannot avoid payment of the portion of the
      progressive jackpot that is incremental to the base jackpot, because the gaming regulators
      consider the incremental portion of the jackpot to be funded by customers and required to
      be paid out, such portion should be accrued as a liability in accordance with ASC Topic
      924-605-25-2, with a charge to revenue. In this regard, provide us with significant
      support for your accounting methodology, including support for your conclusion that you
      do not have to pay out progressive jackpots.

13.   With regard to the adoption of ASC Topic 924-605-61-1(b), please note the adjustments
      resulting from the adoption should be reflected as a cumulative-effect adjustment to
      opening retained earnings as of the beginning of the period of adoption. In this regard,
      please provide us with substantive support for recognizing such amounts as other
      operating income within your consolidated statement of operations, instead of as a
      cumulative-effect adjustment to opening retained earnings as required by the Standard.
      Alternatively, please revise your financial statements accordingly.

14.   Please provide the disclosures required by FASB ASC Topic 250-10-50-1 through 50-3.

Notes to Consolidated Financial Statements

Note 1. Nature of business, page 25

15.   You indicate that your focus changed from providing and operating games to marketing
      and driving players to the website. In this regard, please tell us and revise your filings to
      clarify the website to which you are ultimately driving players. For example, please
      clarify whether you are driving players to the bingo.com website or Unibet's website. In

particular, it is not clear whether your bingo.com website continues to be used to operate money games. Please advise.

Note 3. Sale of subsidiaries, page 33

16.   Please tell us to whom the Bingo.com Services Limited and Bingo.com Operations Limited were sold. Also, please tell us how management concluded the sale of these subsidiaries should not be accounted as discontinued operations in accordance with ASC Topic 205-20-45-1.

Note 7- Domain name rights and intangible assets, page 36

17.   You indicate that during the year ended December 31, 2010 you purchased the remaining Domain Name payments through the issuance of common shares and capitalized such amounts. In this regard, we note the domain name rights were previously capitalized based on the present value of minimum royalty payments. As such, please tell us how management determined that it was appropriate to capitalize the payment to terminate a previously capitalized payment stream.

18.   Please tell us what consideration was given to accounting for this payment as a contract termination costs that should be expensed in accordance with ASC Topic 420-10-25-11 through ASC Topic 420-10-25-11.

Note 12. Segmented information, page 42

19.   Please revise this note to disclose revenues by geographic location. If such information is not available, please disclose this fact. For guidance, please refer to ASC Topic 280-10-50-41.

Note 13. Concentration: Major Customers

20.   Please tell us the nature of the receivable from Unibet at December 31, 2010 and the reasons for the significant increase in this receivable at June 30, 2011. Disclose the type of contracted services that you rely on from Unibet pursuant to its Partner Program.

Note 15. Contingent Liabilities, page 43

21.   Please provide us with more details regarding the transfer of player bonus balances to Unibet. In particular, please tell what consideration was given for the transfer of such liabilities to Unibet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief